AMENDMENT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 41765



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanmi Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Wilshire Blvd., Suite 2000
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eul Hyung Choi (213) 368-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee & Park Co.
(Name – *if individual, state last, first, middle name*)

3550 Wilshire Blvd., Suite 738	Los Angeles	CA	90010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eul Hyung Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanmi Securities, Inc., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, CEO, CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me this 25th (Date) day of April (Month), 2003 (Year), by

(1) Eul Hyung Choi
Name of Signer(s)

(2) ______________________.
Name of Signer(s)



MARIA EDMONDS
Commission # 1215473
Notary Public - California
Los Angeles County
My Comm. Expires May 7, 2003

Maria Edmonds
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report X-17A-5 Part 3

Document Date: ______________ Number of Pages: 1

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

LEE & PARK CO.
Certified Public Accountants

3550 Wilshire Blvd., Suite 738
Los Angeles, CA 90010

Telephone 213 381 3787
Facsimile 213 381 5366

Independent Auditors' Report

The Board of Directors
Hanmi Securities, Inc.:

We have audited the financial statements of Hanmi Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 26, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. We also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.(k)(2)(ii) that we considered relevant to the objectives stated in Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons and the recordation of differences required by Rule 17a-3 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk

that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanmi Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

The Company failed to meet the net capital requirement required by Uniform Net Capital Rule of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Based on this understanding and on our study, except for the failure discussed in the preceding paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc. and should not be used for any other purpose.



February 26, 2002